SGB INTERNATIONAL HOLDINGS INC.
No. 25 Jia He Road, Xinjing Centre, Unit C2606
Siming District, Xiamen City, Fujian Province
PRC China 361000
Tel: +86-0592-6698566

December 29, 2011

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention:      Kathleen Krebs, Special Counsel for
                        Larry Spirgel, Assistant Director

Dear Mesdames/Sirs:

Re:	SGB International Holdings, Inc.
Amendment No. 4 to Form 8-K
Filed November 23, 2011
File No. 000-53490

                  We write in response to your letter dated December 1, 2011 (the “Comment Letter”). Our responses are numbered in a manner that corresponds with your comments as set out in the Comment Letter. We are also providing a blacklined copy of the Company's further amended Form 8-K (the “Form 8-K/A Amendment No. 5”) reflecting the changes from the Form 8-K/A Amendment No. 4. The page numbers in this letter refers to the clean copy of the Form 8-K/A Amendment No. 5 filed with the Securities and Exchange Commission, not the blacklined copy of the Form 8-K/A Amendment No. 5.

Regulatory Overview, page 20

Notice Concerning Foreign Exchange Controls on Domestic Residents’ Financing and Roundtrip Investment Through Offshore Special Purpose Vehicles, page 29

1.

We note your response to comment 4 from our letter dated November 3, 2011 regarding your disclosure on page 29 that, “[w]e have also been advised by our Chinese legal counsel that the reverse acquisition of SGB International Holdings Inc. by Dragon International Resources Group Co., Limited complied with the PRC Mineral Resources Laws and was not subject to any restrictions by the Ministry of Commerce of China, or MOFCOM, and the State Administration for Industry and Commerce of China, or SAIC.” Please disclose what provisions of the PRC Mineral Resources Laws would have applied to the reverse acquisition. Disclose why you believe that your Chinese legal counsel opined that the reverse acquisition complied with PRC Mineral Resources Laws. In yourexplanation of how you are interpreting the legal opinion from your Chinese legal counsel, disclose that counsel never mentioned in its legal opinion the PRC Mineral Resources Law, although it did specifically mention the “Regulations for Merger with and Acquisition of Domestic Enterprises by Foreign Investors,” Circular 75, MOFCOM and SAIC.

Response: Please see additional disclosure included on pages 29 to 30. Our additional disclosure is based on additional information provided to us by our Chinese legal counsel. We attach to this response letter the additional “explanation” provided by our Chinese legal counsel for your reference.

Risk Factors, page 30

2.

We note your revised disclosure on page 28 regarding the effective VAT rate imposed on your company by the local Coal Management Authority, which is substantially less than the general VAT rate. Include risk factor disclosure addressing the risk that the local Coal Management Authority has the authority to impose a materially higher VAT rate on your company in future periods. Also address this risk and uncertainty in your management’s discussion and analysis. .

Response: Please see additional disclosure included on pages 28, 32 and 44.

                      Should you have any questions regarding the above noted responses, please do not hesitate to contact our legal counsel: Clark Wilson LLP, Attention: L.K. Larry Yen, at 604.891.7715.

Yours truly,
SGB INTERNATIONAL HOLDINGS INC.

/s/ Xin Li
Xin Li
Chief Executive Officer and Director